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                             IRONWOOD SERIES TRUST
                              TWO PORTLAND SQUARE
                              PORTLAND, ME 04101

July 6, 2007

VIA EDGAR

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE
Stop 1-4
Washington, DC 20549

Re:  Ironwood Series Trust (the "Trust")
     FILE NOS. 33-40819 & 811-08507

Ladies and Gentlemen:

On behalf of the Trust, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. 6214102, the Trust's fidelity bond, in the amount of $350,000 (the "Bond") (Exhibit 99.1); and

2. An officer's certificate certifying the resolutions approved at a meeting of the Board of Trustees held on May 24, 2007, at which a majority of the Trustees who are not "interested persons" of the Trust as defined by
   Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $580.00 for the period commencing June 1, 2007 and ending December 1, 2007.

If you have any questions concerning this filing, please do not hesitate to call me collect at (207) 822-6280.

Sincerely,

/s/ Scott Hagwood
-------------------------
Scott Hagwood
Assistant Secretary